UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 2, 2011

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains the Interim Report NXP B.V., dated 2 June 2011, as of and for the period ended April 3, 2011

Exhibits

1.	Interim Report NXP B.V., dated 2 June 2011, as of and for the period ended April 3, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 2nd day of June 2011.

NXP B.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

NXP Semiconductors

INTERIM REPORT

NXP B.V.

PERIOD ENDED

APRIL 3, 2011

June 2, 2011

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

[-2]

Basis of Presentation

This financial report of NXP B.V. (“we”, “NXP”, or the “Company”) contains interim consolidated financial statements as of and for the three months ended April 3, 2011 and April 4, 2010 which are unaudited. The December 31, 2010 amounts included herein are also unaudited.

The first fiscal quarters of 2011 and 2010 ended on April 3, 2011 and April 4, 2010 and consisted of 93 days and 94 days, respectively.

These interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles accepted in the United States of America (“U.S. GAAP”), besides the exclusion of condensed notes to the consolidated financial statements. These interim consolidated financial statements, prepared in conformity with U.S. GAAP, requires management to make certain estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In the opinion of management, the interim consolidated financial statements are a fair presentation of the Company’s financial position at April 3, 2011 and results of operations and cash flows for the three months ended April 3, 2011 and April 4, 2010. This includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position.

The results of operations for the three months ended April 3, 2011 are not necessarily indicative of the operating results to be expected for the full year.

Furthermore, this report contains a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the three months ended April 3, 2011 compared to the same period ended April 4, 2010.

The Company

NXP B.V. (the “Company” or “NXP”) is the parent company of the NXP Group (the “NXP Group” or the “Group”), which provides leading High-Performance Mixed-Signal and Standard Products solutions that leverages application insight and technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. NXP’s product solutions are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications.

NXP B.V., in its current form, was established on September 29, 2006, when Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductor businesses to a consortium of private equity investors (the Private Equity Consortium) in a multi-step transaction. In order to carry out this transaction, Philips transferred 100% of its semiconductor businesses (with over 50 years of innovation and operating history) to NXP B.V., on September 28, 2006. Subsequently, on September 29, 2006, all of the issued and outstanding shares of NXP B.V. were then acquired by NXP Semiconductors N.V. (formerly KASLION Acquisition B.V.), an acquisition vehicle formed by the Private Equity Consortium and Philips. We refer to this multi-step transaction as the “Formation”.

At the time of the Formation, NXP Semiconductors N.V. was called KASLION Acquisition B.V., a Dutch private company with limited liability. On May 21, 2010, KASLION Acquisition B.V. converted into a public company with limited liability (naamloze vennootschap) and changed its name to NXP Semiconductors N.V.

We are incorporated in the Netherlands as a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729233. Our registered agent in the United States is NXP Semiconductors USA, Inc., 1109 McKay Drive, CA 95131 San Jose, United States of America, phone number +1 408 4343000.

[-3]

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read together with the consolidated interim financial statements included elsewhere in this document. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Introduction

Basis of Presentation

Business segments

The Company is organized into three reportable segments in compliance with FASB ASC Topic 280. We have two market-oriented business segments, High-Performance Mixed-Signal (“HPMS”) and Standard Products, and one other reportable segment Manufacturing Operations. Corporate and Other represents the remaining portion to reconcile to the total Group along with the Divested Home activities.

•

Our High-Performance Mixed-Signal businesses deliver High-Performance Mixed-Signal solutions to our customers to satisfy their system and sub systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial.

•

Our Standard Products business segment offers standard products for use across many applications markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive.

•

Our manufacturing operations are conducted through a combination of wholly-owned manufacturing facilities, manufacturing facilities operated jointly with other semiconductor companies and third-party foundries and assembly and test subcontractors, which together form our Manufacturing Operations segment. While the main function of our Manufacturing Operations segment is to supply products to our High-Performance Mixed-Signal and Standard Products segments, revenue and costs in this segment are to a large extent derived from revenue of wafer foundry and packaging services to our divested businesses in order to support their separation and, on a limited basis, their ongoing operations. As these divested businesses develop or acquire their own foundry and packaging capabilities, our revenue from these sources is expected to decline.

•

Corporate and Other includes unallocated research expenses not related to any specific business segment, unallocated corporate restructuring charges and other expenses, as well as some operations not included in our two business segments, such as manufacturing, marketing and selling of CAN tuners through our joint venture NuTune Singapore Pte, Ltd. (“NuTune”), which was divested on December 22, 2010, and software solutions for mobile phones, our “NXP Software” business. Revenue recorded in Corporate and Other is primarily generated from the NXP Software business.

Discontinued operations

On December 22, 2010, we signed a definitive agreement whereby Knowles Electronics will acquire our Sound Solutions business. We currently anticipate that the transaction will close in the second quarter of 2011, subject to regulatory approvals. The financial results attributable to our interest in our Sound Solutions Business (formerly included in our Standard Products segment) have been presented and separated as discontinued operations in the consolidated financial statements.

All previous periods have been restated accordingly.

[-4]

Divestments

On February 8, 2010, we divested a major portion of our former Home segment to Trident Microsystems, Inc. (“Trident”) in exchange for 60% common shareholding in Trident. After the divestment and acquisition of the investment in Trident, our shareholding of 60% was diluted as a result of Trident’s issuance of shares to 59% of the outstanding common stock of Trident, with a 30% voting interest in participatory rights and a 59% voting interest for certain protective rights only. Considering the terms and conditions agreed between the parties, we account for our investment in Trident under the equity method.

For the previously reported periods in this report, the divested operations remained consolidated in the financial statements and are presented under a separate new reporting segment named “Divested Home Activities”. The remaining parts of the former Home segment have been moved into the segments High-Performance Mixed-Signal and Corporate and Other.

All previous periods have been restated accordingly.

Factors Affecting Comparability

Restructuring and Redesign Program

We have taken significant steps to reposition our businesses and operations through a number of acquisitions, divestments and restructurings. The Redesign Program, originally announced in September 2008, and expanded several times since, is expected to result in annualized savings of $900 million to $950 million through its expected completion at the end of 2011, as compared to our annualized third quarter results for 2008. We expect to realize additional annual savings from, amongst others, further rationalizing of central support functions, such as IT, supply chain management, and corporate overhead.

We continue to estimate that total program costs through its expected completion at the end of 2011 will be no greater than $725 million. Since the inception of the Program, $697 million related to the accelerated and expanded Redesign Program and other restructuring activities have been paid until the end of the first quarter of 2011, of which $41 million relates to the first quarter of 2011.

[-5]

Revenues and operating income (loss)

The following table presents the composition of operating income (loss).

($ in millions, unless otherwise stated)	Q1 2010	Q1 2011

Revenues	1,085	1,082
% nominal growth	68.2	(0.3)
Gross profit	406	506
Research and development expenses	(151)	(154)
Selling expenses	(65)	(65)
General and administrative expenses	(188)	(169)
Other income (expense)	(17)	(10)

Operating income (loss)	(15)	108

Revenues

The following table presents the aggregate revenues and revenues growth by segment for the three months ended April 3, 2011 and April 4, 2010. The growth percentages represent the nominal growth of revenues compared to the same period in the previous year.

($ in millions, unless otherwise stated)	Q1 2010			Q1 2011
	Revenues	growth %		Revenues	growth %

High-Performance Mixed-Signal	695	86.3		742	6.8
Standard Products	199	111.7		237	19.1
Manufacturing Operations	109	78.7		92	(15.6)
Corporate and Other	35	NM	1)	11	NM	1)
Divested Home Activities	47	(39.0)		—	—

Total	1,085	68.2		1,082	(0.3)

1)	NM: Not meaningful

Q1 2011 compared to Q1 2010

Revenues were $1,082 million in the first quarter of 2011 compared to $1,085 million in the first quarter of 2010, a nominal decline of 0.3%. Revenues of our two market oriented segments, HPMS and SP, increased by $85 million or 9.5% compared to the first quarter of 2010. This increase in revenues was offset by a decline in Manufacturing Operations and Corporate and Other.

The increase in our HPMS segment was driven by higher revenues from our Identification business which was up 40% compared to the first quarter of 2010 partly offset by seasonal weakness in Mobile, Consumer and Computing business. The increase in our Standard Product segment was across the product portfolio and was supported by market share gains. Furthermore, revenues of the first quarter of 2010 included $47 million related to our Divested Home Activities and $26 million related to divested NuTune business for which there is no corresponding revenue in the first quarter of 2011.

[-6]

Operating income (loss)

The following table presents operating income (loss) by segment for the three months ended April 3, 2011 and April 4, 2010.

($ in millions, unless otherwise stated)	Q1 2010			Q1 2011
	Operating income (loss)	in % of segment revenues		Operating income (loss)	in % of segment revenues
High-Performance Mixed-Signal	51	7.3		121	16.3
Standard Products	9	4.5		35	14.8
Manufacturing Operations	(16)	(14.7)		(16)	(17.4)
Corporate and Other	(28)	NM	1)	(32)	NM	1)
Divested Home Activities	(31)	(66.0)		—	—

Total	(15)	(1.4)		108	10.0

1)	NM: Not meaningful

Q1 2011 compared to Q1 2010

Our operating income in the first quarter of 2011 was $108 million compared to an operating loss of $15 million in the first quarter of 2010. The increase in operating income was mainly driven by higher gross profit and supported by lower operating expenses. Gross profit, in the first quarter of 2011 amounted to $506 million, or 46.8% of revenues, compared to $406 million, or 37.4% of revenues, in the first quarter of 2010. The increase in gross profit was largely due to higher revenues of our HPMS and Standard Product segments, cost savings resulting from the Redesign Program, a favorable product mix within our HPMS segment supported by higher factory utilization of 97% compared to 93% in the first quarter of 2010. Also included in gross profit are the restructuring and other incidental items, which amounted to a loss of $8 million in the first quarter of 2011. Restructuring and other incidental items amounted to a loss of $5 million in the first quarter of 2010.

Gross profit in our HPMS segment was $422 million, or 56.9% of revenues, compared to $330 million, or 47.5% of revenues in the first quarter of 2010. The increase in gross profit was driven by higher revenues, richer product mix and redesign savings. Gross profit in our Standard Product segment was $87 million, or 36.7% of revenues, compared to $55 million, or 27.6% of revenues in the first quarter of 2010. The increase in gross profit was attributable to higher revenues, higher factory utilization and redesign savings.

Operating expenses in the first quarter of 2011 amounted to $388 million compared to $404 million in the first quarter of 2010. Included are restructuring and other incidental items which amounted to a loss of $16 million in the first quarter of 2011. Restructuring and other incidental items amounted to a loss of $35 million in the first quarter of 2010. Furthermore, the first quarter of 2010 included operating expenses related to Divested Home Activities (until February 8, 2010).

Operating income in our HPMS segment was $121 million, or 16.3% of revenues, compared to $51 million, or 7.3% of revenues in the first quarter of 2010. Included are restructuring and other incidental items which amounted to a loss of $2 million in the first quarter of 2011. Restructuring costs amounted to an aggregate income of $1 million offset by other incidental items costs which amounted to $1 million in the first quarter of 2010.

Operating income in our Standard Products segment was $35 million, or 14.8% of revenues, compared to $9 million, or 4.5% of revenues, in the first quarter of 2010. Included are restructuring and other incidental items which amounted to an aggregate income of $1 million, compared to nil in the first quarter of 2011.

[-7]

Net income (loss)

The following table presents the composition of net income.

($ in millions, unless otherwise stated)	Q1 2010	Q1 2011

Operating income (loss)	(15)	108
Financial income (expense)	(302)	101
Provision for income taxes	(5)	1
Result equity-accounted investees	(26)	(22)
Discontinued operations	12	13

Net income (loss)	(336)	201

The following table presents the details of financial income and expenses.

Financial income (expense)

($ in millions, unless otherwise stated)	Q1 2010	Q1 2011

Interest income	—	1
Interest expense	(80)	(82)
Foreign exchange results	(222)	190
Extinguishment of debt	2	—
Other	(2)	(8)

Total	(302)	101

Q1 2011 compared to Q1 2010

Financial income and expense was an income of $101 million in the first quarter of 2011, compared to an expense of $302 million in the first quarter of 2010. Financial income and expense included a gain of $190 million in the first quarter of 2011, resulting from a change in foreign exchange rates mainly applicable to remeasurement of our U.S. dollar-denominated notes and short-term loans, which reside in a EURO functional currency entity, compared to a loss of $222 million in the first quarter of 2010. The net interest expense amounted to $81 million in the first quarter of 2011 compared to $80 million in the first quarter of 2010.

Provision for income taxes

Q1 2011 compared to Q1 2010

The effective income tax rates for the three months ended April 3, 2011 and April 4, 2010 were 0.5% and (1.6)%, respectively. The lower effective tax rate for the three months ended April 3, 2011 compared to the same period in the previous year was primarily due to profits recorded in jurisdictions where a full valuation allowance was recorded. No tax expense was recorded for these profits because unrecognized losses were utilized and the valuation allowance was released correspondingly.

[-8]

Results relating to equity-accounted investees

Q1 2011 compared to Q1 2010

Results relating to the equity-accounted investees amounted to a loss of $22 million in the first quarter of 2011, compared to a loss of $26 million in the first quarter of 2010. The result related to equity-accounted investees was primarily related to our investment in Trident.

Net income

Q1 2011 compared to Q1 2010

Our income from continuing operations in the first quarter of 2011 was $188 million compared to the loss from continuing operations of $348 million in the first quarter of 2010. The increase in net income was mainly driven by higher operating income and higher financial income and expense in the first quarter of 2011 compared to the first quarter of 2010.

Non-controlling interests

Q1 2011 compared to Q1 2010

The share of non-controlling interests amounted to a profit of $14 million in the first quarter of 2011, compared to a profit of $9 million in the first quarter of 2010. This was mostly related to the third-party share in the results of consolidated companies, predominantly SSMC. The first quarter of 2010 also included the third-party share in the result of the NuTune business.

Employees

The following tables provide an overview of the number of full-time employees per segment and geographic area at April 3, 2011 and December 31, 2010.

(number of full-time employees)	December 31, 2010	April 3, 2011

High-Performance Mixed-Signal	2,864	3,052
Standard Products	1,746	1,756
Manufacturing Operations	15,526	15,508
Corporate and Other	4,335	4,068

Total	24,471	24,384

(number of full-time employees)	December 31, 2010	April 3, 2011

Europe and Africa	7,347	7,287
Americas	542	537
Greater China	6,926	6,810
Asia Pacific	9,656	9,750

Total	24,471	24,384

The tables above represent the number of our employees excluding the 1,073 employees from our Sound Solutions business at April 3, 2011 (December 31, 2010: 941).

[-9]

Liquidity and Capital Resources

At the end of the first quarter of 2011, our cash balance was $879 million. Taking into account the undrawn amount of the Secured Revolving Credit Facility, we had access to $1,172 million of liquidity as of April 3, 2011. Since December 2010 our cash balance from continuing operations decreased with $19 million.

Capital expenditures increased in the first quarter of 2011 compared to the first quarter of 2010 from $49 million to $64 million due to increased business activity.

Restructuring payments of $41 million in the first quarter of 2011 were lower compared to the $86 million in the first quarter 2010.

Of the total cash balance per the first quarter of 2011, $352 million was held by SSMC, our joint venture company with TSMC. A portion of this cash can be distributed by way of a dividend but 38.8% of the dividend will be paid to our joint venture partner. In Q1 2011 no dividends were distributed. In the month of April 2011, a dividend payment of $170 million has been executed by SSMC of which $66 million was distributed to TSMC.

Since December 2010, our total debt has increased from $4,551 million to $4,633 million, predominantly as a result of currency fluctuations, which impacted the Company’s Euro-denominated long-term debt. Short term debt increased from $423 million to $435 million. The latter is predominantly related to a local loan borrowed in China to repay NXP Beijing. NXP Beijing is part of our Sound Solutions Business and will be part of the divestment to Knowles Electronics.

In the first quarter of 2011 capital market transactions did not affect our debt positions.

On March 4, 2011, we entered into a new $500 million Term Loan, which has not been drawn as of the date of this first quarterly report. The Term Loan was drawn on April 5, 2011. On April 6, 2011, the proceeds together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Notes and €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest.

Cash Flows

The condensed consolidated statements of cash flows for the three months ended April 3, 2011 and April 4, 2010 are presented as follows:

($ in millions, unless otherwise stated)	Q1 2010	Q1 2011

Cash flow from operating activities:
Net income (loss)	(336)	201
(Income) loss from discontinued operations, net of tax	(12)	(13)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	331	(191)

Net cash provided by (used for) operating activities	(17)	(3)
Net cash (used for) provided by investing activities	(93)	(54)
Net cash (used for) provided by financing activities	(11)	8

Net cash provided by (used for) continuing operations	(121)	(49)
Net cash provided by (used for) discontinued operations	—	6

Total change in cash and cash equivalents	(121)	(43)
Effect of changes in exchange rates on cash positions	(50)	30
Cash and cash equivalents at beginning of period	1,041	908
Cash and cash equivalents at end of period	870	895
Less: cash and cash equivalents at end of period – discontinued operations	15	16
Cash and cash equivalents at end of period – continuing operations	855	879

[-10]

Cash Flow from Operating Activities

We used $3 million for operating activities in the first quarter of 2011, compared to $17 million of cash in the first quarter of 2010. Restructuring payments were $41 million in the first quarter of 2011 compared to $86 million in the first quarter of 2010.

Cash outflow was mainly driven by increased working capital in inventories to support the increased growth of our HPMS and SP business activities.

Cash Flow from Investing Activities

Net cash used for investing activities was $54 million in the first quarter of 2011, compared to $93 million in the first quarter of 2010. The investing activities mainly relate to capital expenditures in the first quarter of 2011 whereas the net cash from investing activities in the first quarter of 2010 included gross capital expenditure of $49 million and a cash payment of $47 million to Trident.

Cash Flow from Financing Activities

Net cash provided by financing activities in the first quarter of 2011 was $ 8 million, compared to the net cash used for financing activities of $11 million in the first quarter of 2010.

Net cash provided by financing activities in the first quarter of 2011 predominantly relates to a new short loan borrowed in China to repay to NXP Beijing. NXP Beijing is part of our Sound Solutions Business and will be part of the sale to Knowles Electronics.

The net cash outflow from financing in the first quarter of 2010 mainly consisted of $12 million related to an open market buy back of unsecured bonds with a nominal value of $14 million.

Contractual Obligations

Other than the new $500 million Term Loan described below, no material changes in our contractual obligations occurred since December 2010.

On March 4, 2011, we entered into a new $500 million Term Loan, which has not been drawn as of the date of this quarterly report. The Term Loan was drawn on April 5, 2011. On April 6, 2011, the proceeds, together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of Euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest.

Off-balance Sheet Arrangements

At the end of the first quarter of 2011, we had no off-balance sheet arrangements.

[-11]

Subsequent events

Share Based Compensation Plans

Following the completion of the secondary offering of common stock by our holding company NXP Semiconductors N.V. on April 5, 2011, in total up to 22% of the options under the Management Equity Stock Option Plan became exercisable, subject to the applicable laws and regulations.

Term Loan

The Term Loan we entered into, announced on March 4, 2011, was drawn on April 5, 2011. On April 6, 2011, the proceeds together with cash on hand and available borrowing capacity under the Secured Revolving Credit Facility, were used to redeem all $362 million of outstanding 2014 Dollar Fixed Rate Notes, together with $100 million of Dollar Floating Rate Secured Notes, €143 million of euro Floating Rate Secured Notes and the cash payment of $16 million for accrued and unpaid interest.

As a result of these debt redemptions we recognized a loss of $20 million, including a write-down of the capitalized initial bond issuing costs.

Eindhoven, June 2, 2011

Board of directors

[-12]

Interim consolidated statements of operations and comprehensive income of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 4, 2010	April 3, 2011

Revenue	1,085	1,082
Cost of revenue	(679)	(576)

Gross profit	406	506

Research and development expense	(151)	(154)
Selling expense	(65)	(65)
General and administrative expense	(188)	(169)
Other income (expense)	(17)	(10)

Operating income (loss)	(15)	108

Financial income (expense):
- Extinguishment of debt	2	—
- Other financial income (expense)	(304)	101

Income (loss) before income taxes	(317)	209

Provision for income taxes	(5)	1

Income (loss) after income taxes	(322)	210

Results relating to equity-accounted investees	(26)	(22)

Income (loss) from continuing operations	(348)	188

Income (loss) on discontinued operations, net of tax	12	13

Net income (loss)	(336)	201

Attribution of net income (loss) for the period:
Net income (loss) attributable to stockholder	(345)	187
Net income (loss) attributable to non-controlling Interests	9	14

Net income (loss)	(336)	201

Consolidated statements of comprehensive income:

Net income (loss)	(336)	201
- Recognition funded status pension benefit plan	—	—
- Foreign currency translation adjustments	21	(55)
- Reclassifications into income	—	—
- Income tax on net current period changes	—	—

Total comprehensive income (loss)	(315)	146

Attribution of comprehensive income (loss) for the period:
Income (loss) attributable to stockholder	(324)	132
Income (loss) attributable to non-controlling interests	9	14

Total net comprehensive income (loss)	(315)	146

[-13]

Interim consolidated balance sheets of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	December 31, 2010		April 3, 2011
Assets
Current assets
Cash and cash equivalents		898		879
Receivables:
- Accounts receivable – net	396		431
- Other receivables	42		32

		438		463
Assets held for sale		48		45
Current assets of discontinued operations		110		102
Inventories		513		537
Other current assets		129		129

Total current assets		2,136		2,155

Non-current assets
Investments in equity-accounted investees		132		110
Other non-current financial assets		19		19
Non-current assets of discontinued operations		266		290
Other non-current assets		135		156
Property, plant and equipment:
- At cost	2,139		1,981
- Less accumulated depreciation	(975)		(833)

		1,164		1,148
Intangible assets excluding goodwill:
- At cost	2,928		3,053
- Less accumulated amortization	(1,442)		(1,587)

		1,486		1,466
Goodwill		2,299		2,409

Total non-current assets		5,501		5,598

Total assets		7,637		7,753

Liabilities and equity
Current liabilities
Accounts payable		593		539
Liabilities held for sale		21		21
Current liabilities of discontinued operations		60		59
Accrued liabilities		461		445
Short-term provisions		95		67
Other current liabilities		95		115
Short-term debt		423		435

Total current liabilities		1,748		1,681

Non-current liabilities
Long-term debt		4,128		4,198
Long-term provisions		415		370
Non-current liabilities of discontinued operations		20		22
Other non-current liabilities		107		105

Total non-current liabilities		4,670		4,695

Contractual obligations and contingent liabilities		—		—
Equity
Non-controlling interests		233		246
Stockholder’s equity:
Common stock, par value €455 per share:
- Authorized: 200 shares	—		—
- Issued: 40 shares	—		—
Capital in excess of par value	6,057		6,070
Accumulated deficit	(5,609)		(5,422)
Accumulated other comprehensive income (loss)	538		483

Total Stockholder’s equity		986		1,131

Total equity		1,219		1,377

Total liabilities and equity		7,637		7,753

[-14]

Interim consolidated statements of cash flows of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 4, 2010	April 3, 2011
Cash flows from operating activities:
Net income (loss)	(336)	201
Income (loss) from discontinued operations, net of tax	(12)	(13)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	185	145
Net (gain) loss on sale of assets	25	15
Gain on extinguishment of debt	(2)	—
Results relating to equity-accounted investees	26	22
Dividends paid to non-controlling interests	—	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	(73)	2
(Increase) decrease in inventories	70	(10)
Increase (decrease) in accounts payable, accrued and other liabilities	15	(81)
Decrease (increase) in other non-current assets	(102)	8
Increase (decrease) in provisions	(74)	(120)

Other items	261	(172)

Net cash provided by (used for) operating activities	(17)	(3)
Cash flows from investing activities:
Purchase of intangible assets	(1)	(2)
Capital expenditures on property, plant and equipment	(49)	(64)
Proceeds from disposals of property, plant and equipment	4	11
Proceeds from disposals of assets held for sale	—	—
Purchase of other non-current financial assets	—	—
Proceeds from the sale of other non-current financial assets	—	1
Purchase of interests in businesses	—	—
Proceeds from (consideration related to) sale of interests in businesses	(47)	—

Net cash (used for) provided by investing activities	(93)	(54)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1	10
Repayments under the revolving credit facility	—	—
Repurchase of long-term debt	(12)	—
Net proceeds from the issuance of long-term debt	—	—
Principal payments on long-term debt	—	(2)
Net proceeds from the issuance of common stock	—	—

Net cash provided by (used for) financing activities	(11)	8

Net cash provided by (used for) continuing operations	(121)	(49)

Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	2	16
Net cash (used for) provided by investing activities	(2)	(10)
Net cash provided by (used for) financing activities	—	—

Net cash provided by (used for) discontinued operations	—	6

Net cash provided by (used for) continuing and discontinued operations	(121)	(43)

Effect of changes in exchange rates on cash positions	(50)	30

Increase (decrease) in cash and cash equivalents	(171)	(13)
Cash and cash equivalents at beginning of period	1,041	908
Cash and cash equivalents at end of period	870	895
Less: cash and cash equivalents at end of period – discontinued operations	15	16

Cash and cash equivalents at end of period – continuing operations	855	879

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

[-15]

Interim consolidated statements of cash flows of NXP B.V. - Continued (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended
	April 4, 2010	April 3, 2011

Supplement disclosures to the interim consolidated of cash flows

Net cash paid during the period for:
Interest	35	84
Income taxes	3	11

Net gain (loss) on sale of assets:
Cash proceeds from (consideration related to) the sale of assets	(43)	12
Book value of these assets	(92)	(27)
Non-cash gains (losses)	110	—

	(25)	(15)

Non-cash investing information:
Assets received in lieu of cash from the sale of businesses:
Trident shares	177	—
Others	—	—

Other items:
Other items consist of the following non-cash elements in income:
Exchange differences	259	(190)
Share-based compensation	7	13
Value adjustments/impairment financial assets	(1)	—
Non-cash interest cost due to applying effective interest method	3	5
Others	(7)	—

	261	(172)

[-16]

Interim consolidated statements of changes in equity of NXP B.V. (unaudited)

($ in millions, unless otherwise stated)

				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation difference	Unrecognized net periodic pension cost	Total accumulated other comprehensive income (loss)	Total Stockholder’s equity	Non- controlling interests	Total equity
Balance as of December 31, 2010	—	6,057	(5,609)	525	13	538	986	233	1,219

Net income (loss)			187				187	14	201
Other comprehensive income (loss):
- Current period change				(55)		(55)	(55)		(55)
- Reclassification to income (loss)							—		—
- Income tax on current period changes							—		—

Total comprehensive income (loss)				(55)	—	(55)	(55)		(55)

Share-based compensation plans		13					13		13
Dividends distributed							—		—
Changes in participation							—	(1)	(1)

Balance as of April 3, 2011	—	6,070	(5,422)	470	13	483	1,131	246	1,377

[-17]

Supplemental consolidated statement of operations for the three months ending April 3, 2011

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non-guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated
Revenues		1,040	8	1,048	34		1,082
Intercompany revenues		41	112	153	88	(241)	—

Total revenues		1,081	120	1,201	112	(241)	1,082
Cost of revenues	3	(564)	(82)	(643)	(86)	153	(576)

Gross profit	3	517	38	558	36	(88)	506
Research and development expenses	(3)	(119)	(39)	(161)		7	(154)
Selling expenses		(101)	(24)	(125)		60	(65)
General and administrative expenses	(2)	(164)	(17)	(183)	(7)	21	(169)
Other business income (expense)	(380)	324	48	(8)	(2)		(10)

Operating income	(382)	457	6	81	27		108
Financial income and expenses	128	(25)	(2)	101			101
Income (loss) subsidiaries	464			464		(464)	—

Income (loss) before taxes	210	432	4	646	27	(464)	209
Provision for income taxes	(1)	(3)	5	1			1

Income (loss) after taxes	209	429	9	647	27	(464)	210
Results relating to equity-accounted investees	(22)			(22)			(22)

Net income (loss) from continuing operations
Income (loss) on discontinued operations, net of tax		8	5	13			13

Net income (loss)	187	437	14	638	27	(464)	201

Attribution of net income:
Net income (loss) attributable to stockholder	187	437	14	638	13	(464)	187
Net income (loss) attributable to non-controlling interests					14		14

Net income (loss)	187	437	14	638	27	(464)	201

[-18]

Supplemental consolidated balance sheet at April 3, 2011

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	357	77	85	519	360		879
Receivables	11	419	18	448	15		463
Intercompany accounts receivable	728	101	102	931	78	(1,009)	—
Assets held for sale		45		45			45
Current assets of discontinued operations		43	59	102			102
Inventories		454	48	502	35		537
Other current assets	31	72	24	127	2		129

Total current assets	1,127	1,211	336	2,674	490	(1,009)	2,155

Non-current assets:
Investments in equity-accounted investees	110			110			110
Investments in affiliated companies	3,649			3,649		(3,649)	—
Other non-current financial assets	2	15	2	19			19
Non-current assets of discontinued operations	152	74	64	290			290
Other non-current assets	76	50	28	154	2		156
Property, plant and equipment		780	130	910	238		1,148
Intangible assets excluding goodwill		1,220	110	1,330	136		1,466
Goodwill	854	1,196	305	2,355	54		2,409

Total non-current assets	4,843	3,335	639	8,817	430	(3,649)	5,598

Total	5,970	4,546	975	11,491	920	(4,658)	7,753

Liabilities and equity
Current liabilities:
Accounts and notes payable		428	69	497	42		539
Intercompany accounts payable		913	93	1,006	3	(1,009)	—
Liabilities held for sale	21			21			21
Current liabilities of discontinued operations		39	20	59			59
Accrued liabilities	100	245	73	418	27		445
Short-term provisions	3	38	26	67			67
Other current liabilities	40	68	8	116	(1)		115
Short-term debt	400	6	29	435			435
Intercompany financing		2,094	(95)	1,999		(1,999)	—

Total current liabilities	564	3,831	223	4,618	71	(3,008)	1,681

Non-current liabilities:
Long-term debt	4,178	17	3	4,198			4,198
Long-term provisions	73	258	27	358	12		370
Non-current liabilities of discontinued operations	11	9	2	22			22
Other non-current liabilities	13	76	7	96	9		105

Total non-current liabilities	4,275	360	39	4,674	21		4,695
Non-controlling interests					246		246
Stockholder’s equity	1,131	355	713	2,199	582	(1,650)	1,131

Total equity	1,131	355	713	2,199	828	(1,650)	1,377

Total	5,970	4,546	975	11,491	920	(4,658)	7,753

[-19]

Supplemental consolidated statement of cash flows for the three months ending April 3, 2011

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	187	437	14	638	27	(464)	201
(Income) loss from discontinued operations, net of tax		(8)	(5)	(13)			(13)

Income (loss) from continuing operations	187	429	9	625	27	(464)	188
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	(464)			(464)		464	—
Depreciation and amortization		112	14	126	19		145
Net (gain) loss on sale of assets		14	1	15			15
Gain on extinguishment of debt							—
Results relating to equity-accounted investees	22			22			22
Dividends paid to non-controlling interests							—
(Increase) decrease in receivables and other current assets	13	(17)	7	3	(1)		2
(Increase) decrease in inventories		(5)	(3)	(8)	(2)		(10)
Increase (decrease) in accounts payable, accrued and other liabilities	(4)	(64)	(8)	(76)	(5)		(81)
Decrease (increase) intercompany current accounts	(49)	63	(16)	(2)	2		—
Decrease (increase) in other non-current assets	25	(9)	(11)	5	3		8
Increase (decrease) in provisions	(23)	(72)	(25)	(120)			(120)
Other items	(185)	12	1	(172)			(172)

Net cash provided by (used for) operating activities	(478)	463	(31)	(46)	43		(3)

Cash flows from investing activities:
Purchase of intangible assets			(2)	(2)			(2)
Capital expenditures on property, plant and equipment		(29)	(8)	(37)	(27)		(64)
Proceeds from disposals of property, plant and equipment		11		11			11
Proceeds from disposals of assets held for sale							—
Purchase of other non-current financial assets							—
Proceeds from the sale of other non-current financial assets		1		1			1
Purchase of interests in businesses							—
Proceeds from sale of interests in businesses							—

Net cash (used for) provided by investing activities		(17)	(10)	(27)	(27)		(54)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt			10	10			10
Repayments under the revolving credit facility							—
Repurchase of long-term debt							—
Net proceeds from the issuance of long-term debt							—
Principal payments on long-term debt		(2)		(2)			(2)
Capital contribution from parent							—
Net changes in intercompany financing	432	(413)	(19)				—
Net changes in intercompany equity	(24)	(30)	54				—

Net cash provided by (used for) financing activities	408	(445)	45	8			8
Net cash provided by (used for) continuing operations	(70)	1	4	(65)	16		(49)

[-20]

Supplemental consolidated statement of cash flows for the three months ending April 3, 2011- Continued

($ in millions)

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations	Consolidated
Net cash provided by (used for) continuing operations	(70)	1	4	(65)	16		(49)

Cash flows from discontinued operations:
Net cash provided by (used for) operations activities		9	7	16			16
Net cash provided by (used for) investing activities		(9)	(1)	(10)			(10)
Net cash provided by (used for) financing activities

Net cash provided by (used for) discontinued operations			6	6			6
Net cash provided by (used for) continuing and discontinued operations	(70)	1	10	(59)	16		(43)
Effect of changes in exchange rates on cash positions	28	1		29	1		30
Cash and cash equivalents at beginning of period	399	75	91	565	343		908

Cash and cash equivalents at end of period	357	77	101	535	360		895
Less: cash discontinued operations			16	16			16

Cash and equivalents end of period continuing operations	357	77	85	519	360		879

[-21]